UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

03 MAR 19 AM 7:21

March 12, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03007782

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

SUPPL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 12, 2003

To whom It May Concern:

UFJ Holdings, Inc.

Financial assistance to Tomen Corporation

We hereby give notice that UFJ Bank Limited, a wholly-owned subsidiary of UFJ Holdings, Inc., today decided to give financial assistance to Tomen Corporation ("Tomen"), as described below, in order for Tomen to execute its "Medium-term Management Plan", which was announced on December 27, 2002.

1. Subscription of preferred shares of 30 billion yen
2. Debt forgiveness totaling 110 billion yen

Impact on earnings of UFJ Holdings

Financial assistance to Tomen does not change the current forecast of UFJ Holdings' consolidated financial results for the fiscal year ending March 31, 2003.